VALUE LINE, INC 551 5th Ave Third Floor New York, NY 10176

July 24, 2024

Mr. Lory Empie and Mr. Robert Klein

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re: Form 10-K

SEC Response dated June 14, 2024 to Value Line letter dated May 10, 2024

Fiscal Year Ended April 30, 2023

File No. 000-11306

Dear Mr. Empie and Mr. Klein,

Value Line, Inc. (“Value Line” or the “Company”) sets forth its responses to the follow-up comments of the staff of the Division of Corporation Finance contained in your letter, dated June 14, 2024, with respect to Value Line’s Form 10-K for the fiscal year ended April 30, 2023 filed on July 28, 2023. The Staff’s comments are in bold, italic followed by the responses (“Answers:”) of the Company. The Company appreciates that the Staff was kind enough to grant a 20 business day extension of time to respond to your follow-up letter dated June 14, 2024.

SEC wrote: We have reviewed your May 10, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Form 10-K filed July 28, 2023

Exhibit 99.1, page 46

1.

We note your response to prior comment 1. Please clarify which financial statement periods you intend to include pursuant to Rule 3-09 of Regulation S-X in your April 30, 2024 Form 10-K. In this regard, your response indicates that you intend to include the three year conventional presentation for the year ended April 30, 2025 due to a change in auditor; however, it is unclear as to whether you intend to file all of the required periods, along with the separate audit reports, in your April 30, 2024 Form 10-K. Note 18 - Business Segments, page 72

Answer:

Pursuant to Rule 3-09 of Regulation S-X, Value Line intends to include the financial statements issued by EAM and certified by Cohen & Company, LTD that includes the two year comparative statements for the period ended 4-30-24 and 4-30-23 as an exhibit in our April 30, 2024, Form 10-K. Additionally, the Company also intends to include, as an additional exhibit, the financial statements issued by EAM and certified by EisnerAmper LLP for the third fiscal year ended 4-30-22, in our April 30, 2024, Form 10-K.

2.

We note your response to our prior comment 2 identifies that Sales, led by a lead salesman, are one of the roles that report directly to the CODM. Please clarify the roles and responsibilities of the lead salesman and more specifically explain how you determined that they do not meet the definition of a segment manager under ASC-280-10‐50-7. In addition, clarify if there is only one lead salesman for all products that reports directly to the CODM or if there are separate and distinct lead salesmen, that each directly report to the CODM, for their respective product / title.

Answer:

Our reference to “Lead Salesperson” in our reply to prior Comment 2 is based upon his experience and talent, which results in the responsibilities he assumes with respect to the other salespersons and the CODM. He maintains his own sales accounts and provides advice to other salespersons along with communicating information pertaining to sales revenue to the CODM.

ASC-280-10-50-7 states that “an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” VLI’s lead salesperson does not perform those functions. He does prepare sales reports for the CODM that focus on revenues for the different products, but is not accountable to, and does not maintain regular contact with the CODM, for those other purposes.

Our lead salesperson is the only salesperson that reports directly to the CODM. As that relates to the definition of a segment manager under ASC-280-10-50-7, since that individual reports to the CODM for all products/titles, we believe that reinforces our contention that there is only one segment.

3.

We note your response to our prior comments 2 and 3 describing the budgeting process and further indicate that the CODM reviews both Company-wide and product-oriented financial information, which includes periodic budget updates and a monthly operating statement that reflects major operating revenues and expenses of the business, by product/title. Please address the following.

•             Describe the process for preparing the budget. For example, clarify if the budget is initially prepared at the product level for each product / title or if it is initially prepared at the consolidated level and then subsequently allocated to the products. Tell us who is responsible for preparing the initial budgets for the product / title (e.g., lead salesman) as well as who provides or proposes the periodic updates to the budget.

Answer:

The PAO is responsible for preparing the budget. Based upon the prior year information and anticipated trends and circumstances, he determines revenues on a product-oriented basis and expenses on a combination of company-wide and product-oriented financial information. As such, it is neither initially prepared at the product level or the company wide level, but simultaneously prepared for both.

Budgeted revenues are product specific (some smaller products may be combined) as are the paper, printing, and distribution costs. Certain expenses, such as advertising and marketing, are attributable to specific products and partially allocated on a discretionary basis as determined by the POA. The majority of the other expenses are allocated to products as one total amount at the discretion of the POA.

The POA meets with the CODM to review the budget. Through their collaboration, periodic updates to the budget are made by the POA.

•             Provide us with an illustrative example of the financial information by product / title that is provided to the CODM on a regular basis.

Answer:

We have included an illustrative example of the financial information by product/title that is provided to the CODM on a regular basis. (See attachment)

•             Tell us specifically how many and which products / titles are included in these reports.

Answer:

All of the products/titles are included in the budget reports, although some smaller products are aggregated. The specific products/titles are as follows:

Group Products

VLIS Print & Digital, VL Investment Analyzer (01,02,12,32,37)

VL 600 (04)

Total Return, Data File, Estimates & Projections (16,25)

Fund Advisor Plus & MF Data (17,36)

Individual Products

VLIS - Small and Mid Cap, Small Cap Investor (7)

VL Special Situations (8)

Retirement Newsletter (10)

VL Select (14)

VL Select: Dividend Income & Growth (15)

The New Value Line ETFs Service (31)

VL Select: ETFs (34)

VL Daily Options (35)

VL Research Center, VL ProEquity Research Center, Library Research Center (39)

Mergers and Acquisitions (42)

2Quant (43)

Climate Change (48)

Copyright Fees (66)

Investment (181)-(including Eulav investment income)

•             Tell us which financial measures are included and presented to the CODM in these reports, and which are the primary measures that the CODM uses to make the decisions described in your response.

Answer:

The budget reports are presented in an income statement format. On a company-wide basis, the budget report is presented with line items for revenues and most all expenses. On a product/title basis, the budget reports contain revenues and certain expenses, including certain direct variable production costs, distribution costs, and marketing costs, separately stated. A significant amount of production costs, along with general and administrative expenses are reflected in one total amount at the discretion of the PAO.

The primary measures used by the CODM to make decisions on a company-wide basis are revenues, operating expenses, income from operations, and net income. On a product/title basis, the primary measures reviewed by the CODM are revenues, advertising expenses, certain production expenses, and distribution expenses.

4. Your response to our prior comment 2 indicates that the CODM uses both the Company-wide and product-oriented financial information, in discussion with his direct reports, to make decisions such as increase or decrease advertising expense, introduce or discontinue a product/title, product pricing and compensation. However, your response to prior comment 5 indicates that the information is not sufficient for the CODM to assess performance and make resource allocation decisions. In light of the decisions made by the CODM described above, please further explain how you have determined that the characteristics described in ASC 280-10-50-1(b) have not been met.

Answer:

ASC 280-10-50-1(b) states that for a component of a business entity to be considered as an operating segment, “its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.” Although VLI’s CODM reviews information by product/title, the allocation of resources for most of the expenses is not made on a product/title basis, but instead, on a company-wide consolidated basis. Therefore, the characteristics of ASC 280-10-50-1(b) have been met only if VLI’s business components are viewed as one segment.

As indicated in our response to your prior comment 2, except for certain direct variable costs to produce and distribute a product, other expenses are allocated to the product/titles in an arbitrary or discretionary manner as proposed to the CODM by the PAO. As a result, that information is not used by the CODM to make decisions about resources to be allocated to the specific products/titles, or other components of the entity from which it may recognize revenues and incur expenses. However, he does use that information to make decisions about allocating resources on a company-wide basis. For that reason, as mentioned above, we have determined that the characteristics described in ASC-280-10-50-1(b) have not been satisfied.

5. We note your response to comment 4 that you look at EAM's periodic expense and revenue reports and other monthly information as a matter of interest since the monies received from EAM are significant for Value Line’s financial reporting purposes. We also note that you plan to modify your disclosure to more closely reflect the guidance described in ASC 280-10-55-2. Please address the following:

●	Tell us whether or not you review these reports for purposes of evaluating whether to retain your investor-investee relationship with EAM, as described in ASC 280-10-55‐2.

Answer:

Value Line does not review the reports it receives from EAM for purposes of evaluating whether to retain its investor-investee relationship with EAM. Value Line anticipates that EAM will have sufficient liquidity and earn enough profit to conduct its current and future operations so that EAM will not need additional funding. It has no intention to terminate or alter its relationship with EAM and the CODM’s review of EAM’s periodic expense and revenue reports and other monthly information is not for purposes of evaluating whether to retain Value Line’s investor-investee relationship with EAM.

•      Clarify the extent that you intend to modify your disclosure and whether that modification includes identifying EAM as an operating segment.

Answer:

The segment disclosure will state that EAM is not considered to be an operating segment because it does not satisfy one of the required characteristics of an operating segment pursuant to ASC 280-10-50-1. Specifically, VLI’s chief operating decision maker does not regularly review EAM’s operating results to make decisions about resources to be allocated to EAM.

6. We note your response to our prior comment 5 stating that the requirements of ASC 280‐ 10-50-1(a) - (c) have not been satisfied. Please provide us with an individual analysis of each criteria clarifying which you have determined have been satisfied and which have not, along with an explanation as to why you do not believe it has been satisfied. Specifically, to the extent that you have determined that the financial information provided to the CODM does not represent discrete financial information as contemplated by ASC 280-10-50-1(c) due to the arbitrary nature and allocation of costs, tell us why. In this regard, we note your response to comment 3 states that cost allocation methods are consistent to assist the CODM in evaluating major changes or variations. As part of your response, please clarify the proportion or percentage of costs that are considered to be direct variable vs. allocated.

Answer:

Value Line Inc. engages in business activities from which it recognizes revenues and incurs expenses therefore satisfying the first criteria of ASC 280-10-50-1. As for the second criteria, as discussed in Item #4, while it is true that the CODM regularly reviews the entity’s operating results to make decisions about resource allocation, it is mainly to allocate resources on a company-wide basis.

Moreover, Value Line does not satisfy the third characteristic of ASC-280-10-50-1 because it does not have sufficient discrete financial information available for separate business components. As mentioned in our May 10, 2024 response, the Company has significant production costs that are arbitrarily allocated to products/titles at the discretion of the PAO. Those costs relate to all of the products/titles without any specificity as to how much of each of those costs relate to any one (or more) products/titles. Any attempt to specifically allocate those costs to each product/title ultimately result in a guesstimate. Furthermore, even if the company aggregated certain products/titles into a few business components, such as print and electronic products, or retail and institutional customers, the production costs would still spread across the separate components without specificity because those costs relate to all of the products/titles regardless of their aggregation.

The production expenses that are allocated are predominantly comprised of the Research department costs and the Information Technology department costs. In the aggregate, those departmental costs, excluding overhead allocation to those departments, represent approximately 40% of the company’s total expenses.

Please contact Stephen Anastasio if you have questions regarding answers provided to your comments on the financial statements and related matters.

Sincerely,

/s/ Stephen Anastasio

Stephen Anastasio

Principal Financial Officer,

Vice President, Treasurer & Director

(Attachment)

Value Line, Inc.

Monthly Operating Statement

For the Twelve Months Ending Tuesday, April 30, 2024

Special Situations - 08

CURRENT PERIOD						YEAR TO DATE
	% to		% to				% to		% to
BUDGET	BUDG	ACTUAL	PRIOR MO	PRIOR MO		BUDGET	BUDG	ACTUAL	LAST YR	LAST YR
$15,824	(18.4%)	$12,909	(0.4%)	$12,961	Earned Income - Print	$188,684	(18.3%)	$154,234	(21.0%)	$195,325
15,824	(18.4%)	12,909	(0.4%)	12,961	TOTAL Earned Income - Print	188,684	(18.3%)	154,234	(21.0%)	195,325

3,746	(15.0%)	3,183	1.2%	S3,146	Earned Income - Digital	44,505	(16.1%)	37,350	(17.8%)	45,417
3,746	(15.0%)	3,183	1.2%	3,146	TOTAL Earned Income - Digital	44,505	(16.1%)	37,350	(17.8%)	45,417

19,570	(17.8%)	16,092	(0.1%)	16,107	TOTAL REVENUES	233,188	(17.8%)	191,584	(20.4%)	240,743

50	(1.0%)	49	0.0%	0	Paper for Publications	594	(16.8%)	495	(16.8%)	594
426	10.1%	469	0.0%	469	Printing & Duplicating Costs	5,473	3.7%	5,678	2.2%	5,553
69	92.1%	132	(67.1%)	401	Service Mailers	825	163.9%	2,176	127.5%	957
544	19.5%	650	(25.3%)	870	TOTAL Service Production	6,891	21.1%	8,348	17.5%	7,104

1,241	(23.1%)	954	(11.5%)	1,079	Service Postage	15,619	2.0%	15,929	5.4%	15,114
342	452.8%	1,892	0.0%	0	Distribution Expense - Mailing	4,377	9.3%	4,782	10.9%	4,312
1,583	79.8%	2,846	163.9%	1,079	TOTAL Service Distribution	19,996	3.6%	20,711	6.6%	19,426

0	0.0%	0	0.0%	0	General Advertising & Promotion	0	0.0%	2,100	0.0%	0
0	0.0%	0	0.0%	0	Direct Mail Expense	32,708	(73.3%)	8,730	(29.3%)	12,353
116	557.8%	760	387.9%	156	Sales Commissions & Discounts IS	1,793	36.4%	2,445	21.2%	2,018
278	32.9%	370	(16.8%)	444	Sales Commissions & Discounts TM	4,068	50.7%	6,129	42.6%	4,297
394	187.1%	1,130	88.3%	600	TOTAL Promotion & Selling	38,569	(49.7%)	19,404	3.9%	18,668

5,000	0.0%	5,000	0.0%	5,000	Salaries & Accrued Salaries	60,000	0.0%	60,000	0.0%	60,000
755	0.0%	755	0.0%	755	Allocation of Fringe Benefits	9,060	0.0%	9,060	(9.6%)	10,020
5,755	0.0%	5,755	0.0%	5,755	TOTAL Compensation & Benefits	69,060	0.0%	69,060	(1.4%)	70,020

6,539	0.0%	6,539	0.0%	6,539	Allocations	78,472	0.0%	78,472	(3.8%)	81,588
6,539	0.0%	6,539	0.0%	6,539	TOTAL Allocations	78,472	0.0%	78,472	(3.8%)	81,588

14,815	14.2%	16,921	14.0%	14,844	TOTAL EXPENSES	212,988	(8.0%)	195,995	(0.4%)	196,805

$4,754	(117.4%)	($829)	(165.6%)	$1,263	TOTAL INCOME (LOSS)	$20,200	(121.8%)	($4,411)	(110.0%)	$43,938